82-4211

Grupo
CONTINENTAL
S.A.

RECEIVED
2006 OCT 31 P 3:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 26th, 2006.

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

06017981

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 13) of Grupo Continental, S.A., as of September 30th, 2006.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

Very truly yours,

Miguel Angel Rábago Vite
Chief Financial Officer

Encl.
MARV'stc
GC'42

Avenida Hidalgo 2303 ° C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ° C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ° Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A. **82-4211**

ESTADO DE SITUACION FINANCIERA

AL 30 DE SEPTIEMBRE DE 2006 Y 2005 CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	8,907,883	100	8,764,497	100
s02	ACTIVO CIRCULANTE	2,561,222	29	2,570,179	29
s03	EFECTIVO E INVERSIONES TEMPORALES	1,429,611	16	1,400,719	16
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	323,728	4	288,518	3
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	70,174	1	78,002	1
s06	INVENTARIOS	723,336	8	786,671	9
s07	OTROS ACTIVOS CIRCULANTES	14,373	0	16,269	0
s08	ACTIVO A LARGO PLAZO	1,055,794	12	1,037,975	12
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	1,017,970	11	1,002,083	11
s11	OTRAS INVERSIONES	37,824	0	35,892	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4.579.005	51	4.517.963	52
s13	INMUEBLES	3,120,397	35	3,060,166	35
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	3,013,050	34	2,933,796	33
s15	OTROS EQUIPOS	2.980.195	33	2.852.277	33
s16	DEPRECIACION ACUMULADA	4,545,079	51	4,362,810	50
s17	CONSTRUCCIONES EN PROCESO	10,442	0	34,534	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	511,295	6	511,401	6
s19	OTROS ACTIVOS	200.567	2	126.979	1
s20	PASIVO TOTAL	1,997,793	100	1,889,381	100
s21	PASIVO CIRCULANTE	848,949	42	809,655	43
s22	PROVEEDORES	356,912	18	341,670	18
s23	CREDITOS BANCARIOS	0	0	0	0
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	108,041	5	101,221	5
s26	OTROS PASIVOS CIRCULANTES	383,996	19	366,764	19
s27	PASIVO A LARGO PLAZO	0	0	0	0
s28	CREDITOS BANCARIOS	0	0	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,148,844	58	1,079,726	57
s33	CAPITAL CONTABLE	6,910,090	100	6,875,116	100
s34	CAPITAL CONTABLE MINORITARIO	5,636	0	6,028	0
s35	CAPITAL CONTABLE MAYORITARIO	6,904,454	100	6,869,088	100
s36	CAPITAL CONTRIBUIDO	943,814	14	943,814	14
s79	CAPITAL SOCIAL PAGADO	905,217	13	905,217	13
s39	PRIMA EN VENTA DE ACCIONES	38,597	1	38,597	1
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	5,960,640	86	5,925,274	86
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	7,832,307	113	7,720,439	112
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,871,667)	(27)	(1,795,165)	(26)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

82-4211

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	1,429,611	100	1,400,719	100
s46	EFECTIVO	71,870	5	46,149	3
s47	INVERSIONES TEMPORALES	1,357,741	95	1,354,570	97
s07	OTROS ACTIVOS CIRCULANTES	14,373	100	16,269	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	14,373	100	16,269	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	511,295	100	511,401	100
s48	GASTOS AMORTIZABLES (NETO)	650	0	756	0
s49	CREDITO MERCANTIL	510,645	100	510,645	100
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	200,567	100	126,979	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	197,174	98	124,627	98
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	3.393	2	2.352	2
s21	PASIVO CIRCULANTE	848,949	100	809,655	100
s52	PASIVOS EN MONEDA EXTRANJERA	18,071	2	16,438	2
s53	PASIVOS EN MONEDA NACIONAL	830,878	98	793,217	98
s26	OTROS PASIVOS CIRCULANTES	383,996	100	366,764	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	383,996	100	366,764	100
s27	PASIVO A LARGO PLAZO	0	0	0	0
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,148,844	100	1,079,726	100
s66	IMPUESTOS DIFERIDOS	811,011	71	871,880	81
s91	PASIVOS LABORALES	337,833	29	207,846	19
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	905,217	100	905,217	100
s37	NOMINAL	15,000	2	15,000	2
s38	ACTUALIZACION	890,217	98	890,217	98

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A.

82-4211

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	7,832,307	100	7,720,439	100
s93	RESERVA LEGAL	49,873	1	49,873	1
s43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	6,457,838	82	6,575,552	85
s45	RESULTADO DEL EJERCICIO	1,174,596	15	945,014	12
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,871,667)	100	(1,795,165)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(781,314)	42	(704,812)	39
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(1,090,353)	58	(1,090,353)	61
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

82-4211

CONSOLIDADO

DATOS INFORMATIVOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	0	0
s63	OTROS CREDITOS CON COSTO DE (S32)	0	0
s72	CAPITAL DE TRABAJO	1,712,273	1,760,524
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	63	63
s75	NUMERO DE EMPLEADOS (*)	4,886	5,402
s76	NUMERO DE OBREROS (*)	8,816	8,503
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	750,000,000
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL　　TRIMESTRE: 3　　AÑO: 2006

GRUPO CONTINENTAL, S.A.

82-4211

ESTADO DE RESULTADOS

CONSOLIDADO

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	8,571,846	100	8,159,485	100
r02	COSTO DE VENTAS	4,021,610	47	3,891,220	48
r03	RESULTADO BRUTO	4,550,236	53	4,268,265	52
r04	GASTOS DE OPERACION	3,008,358	35	2,894,397	35
r05	RESULTADO DE OPERACION	1,541,878	18	1,373,868	17
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(81,272)	(1)	1,476	0
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	1,623,150	19	1,372,392	17
r08	OTROS GASTOS Y PRODUCTOS (NETO)	(68,597)	(1)	(31,048)	0
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	1,691,747	20	1,403,440	17
r10	PROVISIONES PARA IMPUESTOS Y PTU	614,089	7	578,825	7
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	1,077,658	13	824,615	10
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	97,469	1	121,302	1
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	1,175,127	14	945,917	12
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	1,175,127	14	945,917	12
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	1,175,127	14	945,917	12
r19	RESULTADO NETO MINORITARIO	531	0	903	0
r20	RESULTADO NETO MAYORITARIO	1,174,596	14	945,014	12

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

82-4211

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	8,571,846	100	8,159,485	100
r21	NACIONALES	8,571,600	100	8,159,149	100
r22	EXTRANJERAS	246	0	336	0
r23	CONVERSION EN DOLARES (***)	28	0	29	0
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(81,272)	100	1,476	100
r24	INTERESES PAGADOS	9,700	(12)	11,183	758
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	68,021	(84)	95,208	6450
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(43,152)	53	44,978	3047
r28	RESULTADO POR POSICION MONETARIA	20,201	(25)	40,523	2745
r10	PROVISIONES PARA IMPUESTOS Y PTU	614,089	100	578,825	100
r32	I.S.R. - IMPAC CAUSADO	446,695	73	463,128	80
r33	I.S.R. - IMPAC DIFERIDO	1,301	0	(30,264)	(5)
r34	P.T.U. CAUSADA	170,884	28	148,436	26
r35	P.T.U. DIFERIDA	(4,791)	(1)	(2,475)	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

82-4211

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	8,704,608	8,279,621
r37	RESULTADO FISCAL DEL EJERCICIO	1,520,853	1,370,825
r38	VENTAS NETAS (**)	11,298,207	10,757,507
r39	RESULTADO DE OPERACIÓN (**)	1,951,309	1,802,135
r40	RESULTADO NETO MAYORITARIO (**)	1,464,347	1,223,249
r41	RESULTADO NETO (**)	1,464,033	1,222,777
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	257,176	268,156

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A.

82-4211

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	2,907,243	100	2,887,830	100
rt02	COSTO DE VENTAS	1,370,164	47	1,379,767	48
rt03	RESULTADO BRUTO	1,537,079	53	1,508,063	52
rt04	GASTOS DE OPERACION	1,055,655	36	1,004,877	35
rt05	RESULTADO DE OPERACION	481,424	17	503,186	17
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(8,245)	0	(2,957)	0
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	489,669	17	506,143	18
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	(48,081)	(2)	(4,570)	0
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	537,750	18	510,713	18
rt10	PROVISIONES PARA IMPUESTOS Y PTU	187,383	6	208,371	7
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	350,367	12	302,342	10
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	32,570	1	46,027	2
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	382,937	13	348,369	12
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	382,937	13	348,369	12
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	382,937	13	348,369	12
rt19	RESULTADO NETO MINORITARIO	349	0	(2,080)	0
rt20	RESULTADO NETO MAYORITARIO	382,588	13	350,449	12

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

82-4211

GRUPO CONTINENTAL, S.A.

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	2,907,243	100	2,887,830	100
rt21	NACIONALES	2,907,237	100	2,887,738	100
rt22	EXTRANJERAS	6	0	92	0
rt23	CONVERSION EN DOLARES (***)	0	0	8	0
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(8,245)	100	(2,957)	100
rt24	INTERESES PAGADOS	3,438	(42)	4,322	(146)
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	19,647	(238)	26,971	(912)
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(1,815)	22	1,825	(62)
rt28	RESULTADO POR POSICION MONETARIA	9,779	(119)	17,867	(604)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	187,383	100	208,371	100
rt32	I.S.R. - IMPAC CAUSADO	140,803	75	162,217	78
rt33	I.S.R. - IMPAC DIFERIDO	(5,683)	(3)	(7,771)	(4)
rt34	P.T.U. CAUSADA	54,519	29	54,792	26
rt35	P.T.U. DIFERIDA	(2,256)	(1)	(867)	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL

82-4211

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	90,410	92,343

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL | TRIMESTRE: 3 | AÑO: 2006

GRUPO CONTINENTAL, S.A.

82-4211

ESTADO DE CAMBIOS

CONSOLIDADO

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	1,175,127	945,917
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	166,617	97,203
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	1,341,744	1,043,120
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	68,592	123,671
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	1,410,336	1,166,791
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	89,345	105,422
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,331,370)	(2,746,581)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(1,242,025)	(2,641,159)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(274,368)	(164,056)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(106,057)	(1,638,424)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,535,668	3,039,143
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,429,611	1,400,719

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL — TRIMESTRE: 3 — AÑO: 2006

GRUPO CONTINENTAL, S.A. — ESTADO DE CAMBIOS — **82-4211**

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	166,617	97,203
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	257,176	268,156
c41	+ (-) OTRAS PARTIDAS	(90,559)	(170,953)
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	68,592	123,671
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	47,207	11,640
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(15,361)	42,711
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(37,676)	(7,731)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	74,422	77,051
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	89,345	105,422
c23	+ FINANCIAMIENTOS BANCARIOS	0	0
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	100,887	106,850
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(11,542)	(1,428)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,331,370)	(2,746,581)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	(1,331,370)	(2,746,581)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(274,368)	(164,056)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(271,169)	(155,764)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(3,199)	(8,292)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A. **82-4211**

DATOS POR ACCION

INFORMACION CONSOLIDADA Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE		IMPORTE	
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.95		$ 1.63	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ 0.00		$ 0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$ 0.00		$ 0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.95		$ 1.63	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ 0.00		$ 0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ 0.00		$ 0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ 0.00		$ 0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$ 9.21		$ 9.16	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ 1.75		$ 3.50	
d10	DIVIDENDO EN ACCIONES POR ACCION	0.00	acciones	0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	2.21	veces	2.14	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	10.44	veces	12.01	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	0.00	veces	0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A.

82-4211

RAZONES Y PROPORCIONES

CONSOLIDADO

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	13.70	%	11.59	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	21.20	%	17.80	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	16.43	%	13.95	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	108.92	%	243.08	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO .	(1.71)	%	(4.28)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.26	veces	1.22	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.46	veces	2.38	veces
p08	ROTACION DE INVENTARIOS(**)	7.35	veces	6.49	veces
p09	DIAS DE VENTAS POR COBRAR	8.86	dias	8.30	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	22.42	%	21.55	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.28	veces	0.27	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.90	%	0.87	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	158.95	veces	122.85	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	5.65	veces	5.69	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	3.01	veces	3.17	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.16	veces	2.20	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.28	veces	1.36	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	168.39	%	173.00	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	15.65	%	12.78	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	0.80	%	1.51	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	145.39	veces	104.33	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(7.19)	%	(3.99)	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	107.19	%	103.99	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	98.83	%	94.94	%

(**) INFORMACION ULTIMOS DOCE MESES

ESCENARIO ECONOMICO

Ya pasadas las elecciones, los indicadores económicos del país muestran una desaceleración moderada, que no modificará en forma importante las proyecciones de resultados muy favorables para todo el año 2006.

Seguimos considerando que el próximo evento relevante dentro del tema político-económico será cuando el Presidente electo, Felipe Calderón, integre su Gabinete y tome posesión.

Las prioridades de la agenda política nacional siguen siendo: Inseguridad, desempleo y reformas estructurales.

Los acuerdos parlamentarios y la forma en que el ejecutivo interactúe con el Congreso, definirán la creación de un ambiente de estabilidad económica y fortaleza de las instituciones.

OPERACIONES Y SUS RESULTADOS

El volumen de ventas del período enero-septiembre, incluyendo bonificaciones y muestreos fue de 294 millones de cajas unidad, que representan un crecimiento del 5.7% contra el año anterior.

El precio promedio por caja unidad sin incluir garrafón, tuvo un crecimiento real del 0.4%, llegando a $ 37.12, como resultado de la administración de ingresos y mezcla de presentaciones.

Se concluyeron con éxito las actividades relacionadas con la Copa Mundial de Fútbol, que beneficiaron el incremento en volumen.

Dentro de nuestro programa de imagen, celebramos con orgullo el Aniversario de Coca Cola con la campaña 80 años en México y continuamos con los programas la Rockola y Konec-T Coca-Cola.

También tuvimos lanzamientos de nuevas categorías y empaques, siendo éstos: Coca-Cola 1.25 lts. Pet, Fanta Naranja 1.0 lt. Pet Splash y Ciel Naturae de 500 ml. Pet y 1 lt. Pet.

RECURSOS DE CAPITAL

Las inversiones en infraestructura ascendieron a $ 282 millones, las cuales se realizaron con el flujo de operación, sin recurrir a contratación de deuda.

LIQUIDEZ

Los estados financieros muestran la fortaleza del Grupo, a través de excelentes niveles de solvencia y razones de apalancamiento.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la Compañía) es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con las Normas de Información Financiera (NIF):

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas y se actualiza aplicando a los importes históricos, factores derivados del INPC. De acuerdo con las disposiciones del Boletín B-7, Adquisiciones de negocios, vigente a partir del 1° de enero de 2005, este crédito mercantil está sujeto a la prueba de deterioro mencionada en el siguiente inciso. Hasta el 31 de diciembre de 2004 el crédito mercantil se amortizaba en línea recta.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, Deterioro en el valor de los activos de larga duración y su disposición. Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4,Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

j) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. A partir de 2004, dos subsidiarias modificaron su plan de pensiones para que la edad de retiro sea de 65 años, debiendo tener como mínimo 15 años de servicio. Este nuevo plan es de Contribución definida, en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

A partir de 2005, el Boletín D-3, Obligaciones laborales, establece la necesidad de realizar una valuación actuarial para estimar el pasivo que representarán los pagos por la terminación de la relación laboral (indemnización legal) por causas distintas de reestructuración.

El costo de las primas de antigüedad, de la indemnización legal y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados.
Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

k) Transacciones en dólares (Ver anexo Posición Monetaria en Moneda Extranjera)

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

l) Utilidad integral

La utilidad integral representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 750,000,000 al 30 de septiembre de 2006 y 2005.

q) Información financiera por segmentos

Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada

una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	30 de septiembre de 2006
Edificios	$ 2,288,080
Equipo de fábrica	2,799,531
Equipo anticontaminante	119,750
Equipo de transporte	1,713,468
Mobiliario y otros equipos	1,262,230
	8,183,059
Depreciación acumulada	(4,545,079)
	3,637,980
Terrenos	827,587
Obras y equipo en proceso y anticipos	113,438
	$ 4,579,005

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

· Inmuebles (edificios)	2.2%
· Maquinaria (equipo de fábrica)	6.6%
· Equipo anticontaminante	4.7%
· Equipo de transporte	6.7%
· Mobiliario y otros equipos	9.3%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 son:

Plan de pensiones	$ 218,492
Prima de antigüedad	60,868
Indemnización Legal	58,473

	$ 337,833
	==========

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2005, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

PARTICIPACION MINORITARIA

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, que se incluye en el renglón S-43 de los estados financieros.

Al 30 de septiembre de 2006 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 30 de septiembre del 2006.

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

ISR diferido (D-4)	$	686,975
ISR diferido fiscal		70,271
PTU diferido (D-4)		53,765
	$	811,011

NOTA 9. PARTIDAS EXTRAORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN NORMAS DE INFORMACION FINANCIERA.

N/A

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Oct-05	126,198	126,198	119.170	114.765	131,042
Nov-05	167,800	41,602	119.170	115.591	42,890
Dic-05	280,831	113,031	119.170	116.301	115,819
Ene-06	344,273	63,442	119.170	116.983	64,628
Feb-06	434,496	90,223	119.170	117.162	91,769
Mar-06	585,849	151,353	119.170	117.309	153,754
Abr-06	736,914	151,065	119.170	117.481	153,237
May-06	902,866	165,952	119.170	116.958	169,091
Jun-06	1,059,569	156,703	119.170	117.059	159,529
Jul-06	1,226,068	166,499	119.170	117.380	169,038
Ago-06	1,324,641	98,573	119.170	117.979	99,568
Sep-06	1,438,623	113,982	119.170	119.170	113,982
		1,438,623			1,464,347

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

TRIMESTRE 3 AÑO 2006

82-4211

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	13,787,026	99.99
EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99
EMBOTELLADORA ZACATECAS, S.A. DE C.V.	EMBOTELLADORA	13,849,998	99.99
EMBOTELLADORA LA FAVORITA, S.A DE C.V.	EMBOTELLADORA	44,473,809	99.99
EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.99
EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99
EMBOTELLADORA SAN LUIS , S.A. DE C.V.	EMBOTELLADORA	50,559,116	99.99
EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	19,049,998	99.99
INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99
FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99
CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99
FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	39,999,999	99.99
FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99
FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99
FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99
GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99
SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	82,789,997	99.99
SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00
ALIANZAS Y SINERGIAS, S.A. DE C.V.	EMPRESA DE SERVICIOS	3,599,998	99.99

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	84,609	17.51	9,039	77,151
ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	24.41	6,524	76,080
PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	864,739
TOTAL DE INVERSIONES EN ASOCIADAS				80,638	1,017,970
OTRAS INVERSIONES PERMANENTES					37,824
TOTAL				80,638	1,055,794

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 3 AÑO 2006

GRUPO CONTINENTAL, S.A.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL | TRIMESTRE 3 AÑO 2006

GRUPO CONTINENTAL, S.A.

DESGLOSE DE CREDITOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
Diversos	31/12/2006	0.00	0	356,767	0	0	0	0						
Diversos	31/12/2006	0.00							0	145	0	0	0	0
TOTAL PROVEEDORES			0	356,767	0	0	0	0	0	145	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
Diversos	31/12/2006	0.00	0	366,070	0	0	0	0						
Diversos	31/12/2006	0.00							0	17,926	0	0	0	0
TOTAL GENERAL			0	722,837	0	0	0	0	0	18,071	0	0	0	0

OBSERVACIONES

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A.

82-4211

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	44,395	490,579	0	0	490,579
PASIVO	1,635	18,071	0	0	18,071
CORTO PLAZO	1,635	18,071	0	0	18,071
LARGO PLAZO	0	0	0	0	0
SALDO NETO	42,760	472,508	0	0	472,508

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $11.05020 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN EL ÚLTIMO DIA HÁBIL DEL MES QUE SE REPORTA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 3 AÑO: 2006

GRUPO CONTINENTAL, S.A.

82-4211

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	1,946,288	931,049	1,015,239	0.59	5,953
FEBRERO	1,967,932	866,784	1,101,148	0.15	1,685
MARZO	2,138,252	955,991	1,182,261	0.13	1,484
ABRIL	2,324,579	1,021,531	1,303,048	0.15	1,910
MAYO	2,666,740	2,419,986	246,754	(0.45)	(1,099)
JUNIO	1.426.570	1.055.205	371.365	0.09	321
JULIO	1,580,500	1,040,686	539,813	0.27	1,480
AGOSTO	1,705,810	1,051,066	654,744	0.51	3,341
SEPTIEMBRE	1,786,983	1,045,581	741,402	0.67	4,965
ACTUALIZACIÓN				0.00	161
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					20,201

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

=== NO APLICA ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

=== NO APLICA ===

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 3 AÑO: 2006

82-4211

GRUPO CONTINENTAL, S.A.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION
Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
REGION OCCIDENTE	EMBOTELLADORA	45,875	69.09
REGION CENTRO	EMBOTELLADORA	34,625	73.89
REGION NORTE	EMBOTELLADORA	29,885	54.67
TOTAL GRUPO	EMBOTELLADORA	110,385	66.69
CONCENTRADOS INDUSTRIALES, S.A. DE	FABRICA DE CONCENTRADOS	527	78.82

OBSERVACIONES

1)

- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 442 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

MATERIAS PRIMAS DIRECTAS

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	32.46
ENVASE NO RETORNABLE	VITRO, S.A. E INNOPACK			SI	25.12
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	18.81
CORCHOLATAS Y TAPAS	TAPON CORONA E INNOPACK			SI	3.52

OBSERVACIONES

82-4211

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
BEBIDAS NO	0	0	0.0		
ALCOHOLICAS LISTAS	0	0	0.0		
PARA TOMAR (NARTD)	286,426	8,508,286	0.0	COCA-COLA,	DETALLISTAS EN
	0	0	0.0	COCA-COLA LIGHT,	GENERAL
	0	0	0.0	COCA-COLA CITRA,	
	0	0	0.0	COCA-COLA LIGHT	
	0	0	0.0	CITRA,FANTA,	
	0	0	0.0	SPRITE,	
	0	0	0.0	FRESCA,LIFT,	
	0	0	0.0	DELAWARE,SPRITE	
	0	0	0.0	CERO,SENZAO,	
	0	0	0.0	POWERADE,	
	0	0	0.0	NESTEA,CIEL,CIEL	
	0	0	0.0	MINERALIZADA,	
	0	0	0.0	CIEL AQUARIUS Y	
	0	0	0.0	MINUTE MAID	
DIVERSOS	0	63,314	0.0	DIVERSAS	DIVERSOS
EXTRANJERAS					
SERVICIOS DE ANALISIS QUIMICOS	0	246	0.0	COINSA	DIVERSOS
TOTAL		8,571,846			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 3 AÑO 2006 82-4211

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
SERVICIOS DE ANALISIS QUIMICOS	0	246	COSTA RICA	COINSA	DIVERSOS
SUBSIDIARIAS EN EL EXTRANJERO					

TOTAL	246	

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

-EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).

-EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.

- EL PORCENTAJE DE PARTICIPACION EN EL MERCADO NO ES DETERMINABLE

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE 3 AÑO 2006

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.0200	0	750,000,000	0	0	750,000,000	15,000	0
TOTAL			750,000,000	0	0	750,000,000	15,000	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 750,000,000

OBSERVACIONES

82-4211

== NO APLICA ==

TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

== NO APLICA ==

s66:

IMPUESTOS DIFERIDOS

EN ESTE RENGLON SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 686,975
ISR DIFERIDO FISCAL	70,271
PTU DIFERIDO (D-4)	53,765
	$ 811,011

s91:

PASIVOS LABORALES

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACION DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 218,492
PRIMA DE ANTIGÜEDAD	60,868
INDEMNIZACION LEGAL	58,473
	$ 337,833